LifeSci Acquisition II Corp.

250 W. 55th St., #3401

New York, New York 10019

June 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LifeSci Acquisition II Corp.

Draft Registration Statement on Form S-4

Submitted June 16, 2021

CIK: 0001819113

Ladies and Gentlemen:

LifeSci Acquisition II Corp. (the “Company”, “we”, “us” or “our”) has submitted to the Securities and Exchange Commission (the “Commission”) a draft Registration Statement on Form S-4 (the “Registration Statement”) on June 16, 2021 for confidential review. The Company hereby confirms to the staff (the “Staff”) of the Commission that the Company will publicly file the Registration Statement and draft submission of the Registration Statement such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date of the Registration Statement.

We thank the Staff in advance for its review of the foregoing. If you have any questions or comments, please contact our counsel, Giovanni Caruso, Esq., at gcaruso@loeb.com by telephone at (212) 407-4866.

Very truly yours,

/s/ Andrew McDonald
Name: Andrew McDonald Title: Chief Executive Officer